SWAV Enterprises Ltd.
168 - 919 Centre Street NW
Calgary, AB T2E 2P6
403-288-8103

March 3, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100F Street North East
Washington, DC 20549-7010
United States of America

Attention:        H. Christopher Owings, Assistant Director

Dear Sirs:

Re:	SWAV Enterprises Ltd.
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 14, 2008
File No. 333-146748

                         Thank you for your letter of February 12, 2008 with respect to the Amendment No. 1 to Form SB-2 (the “Form SB-2”) filed by SWAV Enterprises Ltd. (the ”Company”). We enclose our response to your comments and four blacklined copies of our amendment to the Form SB-2, now filed on Form S-1/A. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of February 12, 2008.

General

1.	Please be advised that the Commission recently adopted amendments to the reporting obligations of small business issuers...…

Response:      As required under the SEC Release No. 33-8876, we have filed our amendments to the Form SB-2 on Form S-1/A. We further advise that the Company elects to keep our disclosure in the current SB-2 format.

Risk Factors, page 7

2.

We note your response to prior comment 10 of our letter dated November 13, 2007. We re-issue this comment, however, as we are not able to locate all of your revisions. See, for example, “... we believe that economic reform and the macroeconomic measures adopted by the Chinese governments have had and will continue to have a positive effect on economic development in China” in the risk factor captioned “Any changes in the political and economic policies of, or any new regulations implemented by, the Chinese governments ...”

Response:      We have eliminated language that mitigates the risk stated in the risk factor captioned “Any changes in the political and economic policies of, or any new regulations implemented by, the Chinese governments ...” We have also reviewed our other risk factors again to ensure that there they to not contain language that mitigates the risks.

Description of Business, page 22

Corporate Background, page 22

3.

We note your response to prior comment 17 of our letter dated November 13, 2007. Please revise your discussion to describe the auctions and kiosks you refer to and explain how successful sales have been relative to each of the venues in which you sell your current products so that it is clear why you utilize each of these methods. Please also clearly disclose, if true, that you plan to utilize the auction house as the exclusive method by which you plan to sell your furniture goods. If you plan to use other sales methods, please disclose this.

Response:      We have added information in our discussion to describe the auctions and kiosks and explain how successful sales have been relative to each of the venues in which we sell our products. We have also added information in our discussion to state that we intend to use auction house as the principal method to sell our furniture goods and we also plan to use the method of private sales directly to customers for our furniture goods.

4.	We note your response to prior comment 19 of our letter dated November 13, 2007. Please revise to disclose the types of clients you expect to market your products to.

Response:      We have revised our disclosure to include the types of clients to whom we expect to sell our products.

5.

We note your revised disclosure indicating that you have engaged Able Auctions to assist you in selling your products. Elaborate to disclose the terms of your engagement with Able, including the customary cost of commissions.

Response:      We have revised our disclosure to elaborate on the terms of our engagement with Able Auctions, including the customary cost of commissions.

Products, page 23

Source of Products, page 23

6.

We note your response to prior comment 23 of our letter dated November 13, 2007. It does not appear that you state whether there are any contracts or other arrangements with any of your suppliers. If so, please disclose the material terms of such contracts or arrangements and file them as exhibits. Please advise or revise.

Response:      There are no written agreements between the Company and its furniture suppliers. We have revised our disclosure to reflect this fact.

Financial Statements - SWAV Holdings Inc. as of March 31, 2007 and May 31, 2006

General

7.

We note your revised financial statements, disclosure of the restatements in Note 3 and response to comment 41 of our letter dated November 13, 2007 regarding services rendered by your officers since inception. For each financial statement affected by the restatement, please label the columns on each statement affected as being “restated” so that users are properly notified of the statements that reflect the revisions made to correct the errors for all periods presented. Refer to SFAS 154.

Response:      We have labelled the columns on each statement affected as being “restated” as instructed.

Unaudited Financial Statements - SWAV Enterprises Ltd. as of September 30, 2007

General

8.

You present interim and audited financial information on the same statements. Please label each column your interim financial information as being “unaudited” and label your audited financial information as of March 31, 2007 as being “restated.”

Response:      We have updated our unaudited financial statements to December 31, 2007. We have also labelled each column in our interim financial information as being “unaudited” and labelled our audited financial information as of March 31, 2007 as being “restated.”

Consolidated Balance Sheets, page 58

9.

We note your response to comment 40 of our letter dated November 13, 2007 relating to the adjustments to the capital accounts you disclose on pages 41 and 42. However, it is not clear to us that the balances you present as of September 30, 2007 for additional paid in capital of $132,457 and accumulated deficit of $140,511 reflect the effects of the recapitalization with transaction closed on April 1, 2007. Please provide us with a detailed analysis and reconciliation of these accounts to demonstrate that these balances include the adjustments relating to the recapitalization transaction that you discuss in Note 4 on pages 41 and 42. Please include with your response a statement of changes in stockholders’ deficit as of September 30, 2007.

Response:      As requested, we hereby provide you with a detailed analysis and reconciliation of capital accounts under Exhibit “A” attached to this response letter. We have also included a statement of changes in stockholders’ deficit as of December 31, 2007 in our unaudited interim financial statements.

Item 27, Exhibits, page 67

Exhibit 23.1 - Consent of K. R. Margetson Ltd.

10.

We note your revised consent and response to comment 46 of our letter dated November 13, 2007. However, please note that your consent is dated January 12, 2007, which is not a current date. Please revise accordingly to provide a currently dated consent.

Response:      We have attached a currently dated consent from our auditors.

**************

                         We look forward to any further comments you may have in regard to the amended SB-2 or with respect to the above response. Should you have any questions, please do not hesitate to contact the our attorney, Larry Yen, directly at (604) 891-7715.

Yours truly,

SWAV ENTERPRISES LTD.

Per:

Pui Shan Lam

Encl.

Exhibit “A”

SWAV ENTERPRISES LTD.
STATEMENT OF STOCKHOLDERS’ EQUITY
for the years ended March 31, 2007 and May 31, 2006

				Accumulated
	Note 1		Additional	Other
	Common Stock		Paid	Comprehensive	Donated	Accumulated
	Shares	Amount	In Capital	Income (Loss)	Capital	Deficit	Total

As previously shown
Balance, May 31, 2006	1,000	$638	-	$14,988)	$27,242	$(72,243)	$(59,351)
Issue of shares for debt,
March 30, 2007	483.33	75,462	-	-	-	-	75,462

Donated services	-	-	-	-	8,768	-	8,768
Net Loss for the year ended
March 31, 2007	-	-	-	-	-	(25,437)	(25,437)
Other comprehensive income
for the year ended March 31,	-	-	-	2,746	-	-	2,746
2007

Balance, March 31, 2007	1,483.33	$76,100	-	$12,242)	$36,010	$(97,680)	$2,188

Adjust for issuance of 8,900,000 share at $.001 for outstanding shares of SWAV Holdings Inc., retroactively applied:
Balance, May 31, 2006,	6,000,000	$6,000	$(5,362)	$14,988)	$27,242	$(72,243)	$(59,351)
adjusted
Issue of shares for debt,
March 30, 2007, adjusted	2,900,000	2,900	72,562	-	-	-	75,462
Acquisition of SWAV
Enterprises Ltd. by
eliminating deficit			(867)				(867)
Donated services	-	-	-	-	8,768	-	8,768

Net Loss for the year ended
March 31, 2007	-	-	-		-	-		(25,437)	(25,437)
Other comprehensive income
for the year ended March 31,	-	-	-		2,746	-		-	2,746
2007

Balance, March 31, 2007,
adjusted	8,900,000	$8,900	$66,333	$	(12,242)	$36,010	$	(97,680)	$1,321
Issuance of shares for cash,
May 4, 2007	2,500,000	2,500	65,257		-	-		-	67,757
Net Loss for the period ended
December 31, 2007	-	-	-		-	-		(70,323)	(70,323)
Other comprehensive income
for the year ended March 31,	-	-	-		5,947	-		-	5,947
2007

Balance, December 31, 2007	11,400,000	$11,400	131,590	$	(6,295)	$36,010	$	(168,003)	$4,702

Note: This is a correction to the September 30, 2007 interim statements. SWAV Enterprises Ltd. had an accumulated deficit as at March 31, 2007 of $867…In the September 30, 2007 interim statement this was erroneously added to the accumulated deficit and carried forward. As shown above, the correct accounting for this is to charge it to Additional Paid In Capital.

Note: The SWAV Enterprises Ltd. financial statements for March 31, 2007 included in Note 4. a Pro Forma financial statement that also did not accurately reflect the effect of the reverse take over. This has also been adjusted to reflect the charge to APIC rather than to deficit.